UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                            MARVEL ENTERPRISES, INC.
                            -----------------------
                                (Name of Issuer)

                     Common Stock, Par Value $.01 Per Share
8% Cumulative Convertible Exchangeable Preferred Stock, Par Value $.01 Per Share
 -------------------------------------------------------------------------------
                         (Title of Class of Securities)

                             Common Stock:  57383M108
                           Preferred Stock: 57383M207
                           --------------------------
                                 (CUSIP Number)

                             Patrick J. Dooley, Esq.
                       Akin Gump Strauss Hauer & Feld LLP
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
                           ------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 18, 2002
                       -----------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |X|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          Continued on following pages
                               Page 1 of 18 Pages
                             Exhibit Index: Page 16

                                 SCHEDULE 13D D

CUSIP No. (Common Stock)    : 57383M108                       Page 2 of 18 Pages
CUSIP No. (Preferred Stock) : 57383M207


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only).

                  MHR INSTITUTIONAL PARTNERS LP

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                     a. [ ]
                                                     b. [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

               [ ]

6        Citizenship or Place of Organization

                  Delaware



                           7       Sole Voting Power
 Number of                               Common Stock:    2,015,485**
    Shares                               Preferred Stock: 1,939,832
Beneficially
 Owned By                  8       Shared Voting Power
    Each                                 0
 Reporting
   Person                  9       Sole Dispositive Power
   With                                  Common Stock:    2,015,485**
                                         Preferred Stock: 1,939,832

                           10      Shared Dispositive Power
                                         0


11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                         Common Stock:         2,015,485**
                                         Preferred Stock:      1,939,832

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                       [X]

13       Percent of Class Represented By Amount in Row (11)

                                         Common Stock:         3.21%**
                                         Preferred Stock:      60.62%

14       Type of Reporting Person (See Instructions)

                  PN

-----------------------
** See Item 5 herein.

                                  SCHEDULE 13D

CUSIP No. (Common Stock)    : 57383M108                       Page 3 of 18 Pages
CUSIP No. (Preferred Stock) : 57383M207


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only).

                  MHRM PARTNERS LP

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                  a. [ ]
                                                  b. [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                   [ ]

6        Citizenship or Place of Organization

                  Delaware

                           7       Sole Voting Power
 Number of                               Common Stock:    214,111**
    Shares                               Preferred Stock: 206,074
Beneficially
 Owned By                  8       Shared Voting Power
    Each                                 0
 Reporting
   Person                  9       Sole Dispositive Power
   With                                  Common Stock:    214,111**
                                         Preferred Stock: 206,074

                           10      Shared Dispositive Power
                                         0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                         Common Stock:         214,111**
                                         Preferred Stock:      206,074

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                       [X]

13       Percent of Class Represented By Amount in Row (11)

                                           Common Stock:         0.35%**
                                           Preferred Stock:      6.44%

14       Type of Reporting Person (See Instructions)

                  PN

-----------------------
** See Item 5 herein.

                                  SCHEDULE 13D

CUSIP No. (Common Stock)    : 57383M108                       Page 4 of 18 Pages
CUSIP No. (Preferred Stock) : 57383M207




1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only).

                  MHR CAPITAL PARTNERS LP

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                     a. [ ]
                                                     b. [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [ ]

6        Citizenship or Place of Organization

                  Delaware


                           7       Sole Voting Power
 Number of                               Common Stock:    299,419**
    Shares                               Preferred Stock: 288,180
Beneficially
 Owned By                  8       Shared Voting Power
    Each                                 0
 Reporting
   Person                  9       Sole Dispositive Power
   With                                  Common Stock:    299,419**
                                         Preferred Stock: 288,180

                           10      Shared Dispositive Power
                                         0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                         Common Stock:        299,419**
                                         Preferred Stock:     288,180

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                       [X]

13       Percent of Class Represented By Amount in Row (11)

                                          Common Stock:        0.49%**
                                          Preferred Stock:     9.01%

14       Type of Reporting Person (See Instructions)

                  PN

-----------------------
** See Item 5 herein.

                                  SCHEDULE 13D

CUSIP No. (Common Stock)    : 57383M108                       Page 5 of 18 Pages
CUSIP No. (Preferred Stock) : 57383M207




1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only).

                  MHR INSTITUTIONAL ADVISORS LLC

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                     a. [ ]
                                                     b. [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [ ]

6        Citizenship or Place of Organization

                  Delaware



                           7       Sole Voting Power
 Number of                               Common Stock:    2,229,596**
   Shares                                Preferred Stock: 2,145,906
Beneficially
 Owned By                  8       Shared Voting Power
    Each                                 0
 Reporting
   Person                  9       Sole Dispositive Power
   With                                  Common Stock:    2,229,596**
                                         Preferred Stock: 2,145,906

                           10      Shared Dispositive Power
                                         0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                          Common Stock:        2,229,596**
                                          Preferred Stock:     2,145,906

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                       [X]

13       Percent of Class Represented By Amount in Row (11)

                                          Common Stock:        3.54%**
                                          Preferred Stock:     67.06%

14       Type of Reporting Person (See Instructions)

                  PN
-----------------------
** See Item 5 herein.

                                  SCHEDULE 13D

CUSIP No. (Common Stock)    : 57383M108                       Page 6 of 18 Pages
CUSIP No. (Preferred Stock) : 57383M207




1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only).

                  MHR ADVISORS LLC

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                     a. [ ]
                                                     b. [X}

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                       [ ]

6        Citizenship or Place of Organization

                  Delaware


                           7       Sole Voting Power
 Number of                               Common Stock:    299,419**
    Shares                               Preferred Stock: 288,180
Beneficially
 Owned By                  8       Shared Voting Power
    Each                                 0
 Reporting
   Person                  9       Sole Dispositive Power
   With                                  Common Stock:    299,419**
                                         Preferred Stock: 288,180

                           10      Shared Dispositive Power
                                         0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                          Common Stock:        299,419**
                                          Preferred Stock:     288,180

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                       [X]

13       Percent of Class Represented By Amount in Row (11)

                                          Common Stock:        0.49%**
                                          Preferred Stock:     9.01%

14       Type of Reporting Person (See Instructions)

                  PN

-----------------------
** See Item 5 herein.

                                 SCHEDULE 13D D

CUSIP No. (Common Stock)    : 57383M108                       Page 7 of 18 Pages
CUSIP No. (Preferred Stock) : 57383M207


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only).

                  MARK H. RACHESKY, M.D.

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                                     a. [ ]
                                                     b. [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

               [ ]

6        Citizenship or Place of Organization

                  United States of America


                           7       Sole Voting Power
 Number of                               Common Stock:    2,529,015**
  Shares                                 Preferred Stock: 2,434,086
Beneficially
 Owned By                  8       Shared Voting Power
    Each                                 0
 Reporting
   Person                  9       Sole Dispositive Power
   With                                  Common Stock:    2,529,015**
                                         Preferred Stock: 2,434,086

                           10      Shared Dispositive Power
                                         0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                          Common Stock:        2,529,015**
                                          Preferred Stock:     2,434,086

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                        [ ]

13       Percent of Class Represented By Amount in Row (11)

                                         Common Stock:         3.99%**
                                         Preferred Stock:      76.07%

14       Type of Reporting Person (See Instructions)

                  OO
-----------------------
** See Item 5 herein.

                                                              Page 8 of 18 Pages

          This Statement on Schedule 13D relates to shares of common stock, par value $0.01 per share (the "Shares") and 8% Cumulative Convertible Exchangeable Preferred Stock, par value $0.01 per share (the "Preferred Shares"), of Marvel Enterprises, Inc. (the "Issuer"). Certain of the securities reported herein were previously reported on Schedule 13G, the last amendment of which was filed on November 10, 1999. This Statement is being filed to report that, as a result of an exchange offer by the Issuer to all holders of its outstanding Preferred Shares to exchange their Preferred Shares for Shares, as more fully set forth in
Item 4 herein, the percentage ownership of Preferred Shares beneficially owned by the Reporting Person has increased.

Item 1.  Security and Issuer

          This Statement relates to the Shares and Preferred Shares. The address of the principal executive office of the Issuer is 10 East 40th Street, New York, New York 10016.

Item 2.  Identity and Background

          This Statement is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

          (i) MHR Institutional Partners LP ("Institutional Partners");

          (ii) MHRM Partners LP ("MHRM");

          (iii) MHR Capital Partners LP ("Capital Partners");

          (iv) MHR Institutional Advisors LLC ("Institutional Advisors");

          (v) MHR Advisors LLC ("Advisors"); and

          (vi) Mark H. Rachesky, M.D. ("Dr. Rachesky")

          This Statement relates to the Shares held for the accounts of Institutional Partners, Capital Partners and MHRM.

                              The Reporting Persons

          Institutional Partners, MHRM and Capital Partners are Delaware limited partnerships. The principal business of each of Institutional Partners, MHRM and Capital Partners is investment in securities.

          Institutional Advisors is a Delaware limited liability company and the general partner of Institutional Partners and MHRM. The principal business of Institutional Advisors is to provide management and advisory services to Institutional Partners and MHRM. Current information concerning the identity and background of the directors and officers of Institutional Advisors is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

          Advisors is a Delaware limited liability company and the general partner of Capital Partners. The principal business of Advisors is to provide management and advisory services to Capital Partners. Current information concerning the identity and background of the directors and officers of Advisors is set forth in Annex B hereto, which is incorporated by reference in response to this Item 2.

                                                             Page 9 of 18 Pages

          Dr. Rachesky, is the managing member of Institutional Advisors and Advisors. The principal occupation of Dr. Rachesky, a United States citizen, is investment management.

          Each Reporting Person's principal business address is 40 West 57th Street, 20th Floor, New York, N.Y. 10019.

          During the past five years, none of the Reporting Person and, to the best of the Reporting Persons' knowledge, no other person identified in response to this Item 2 has been (a) convicted in a criminal proceeding or (b) been a party to any civil proceeding as a result of which he or it has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

          The information set forth in Item 4 herein is hereby incorporated by reference into this Item 3.

          The securities held for the accounts of Institutional Partners, MHRM and Capital Partners may be held through margin accounts maintained with brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms' credit policies. The positions which may be held in the margin accounts, including the Shares and Preferred Shares, are pledged as collateral security for the repayment of debit balances in the respective accounts.

Item 4.   Purpose of Transaction

          The information set forth in Item 6 herein is hereby incorporated by reference into this Item 4.

          On November 18, 2002, the Issuer consummated an exchange offer (the "Exchange Offer") pursuant to which the Issuer offered to issue Shares in exchange for the outstanding Preferred Shares at an exchange ratio of 1.39 Shares per Preferred Share. Pursuant to the Exchange Offer, 84.6%, or 17.6 million Preferred Shares were tendered for exchange resulting in the issuance of approximately 24.5 million Shares in exchange for the Preferred Shares tendered. As a result, the amount of Shares outstanding has increased to approximately
60.8 million Shares and the amount of Preferred Shares has decreased to approximately 3.2 million.

          The Reporting Persons did not exchange any Preferred Shares pursuant to the Exchange Offer. As a result of the decrease in the outstanding amount of Preferred Shares, the percentage ownership of the Preferred Shares beneficially owned by the Reporting Persons has materially increased.

          The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.

                                                            Page 10 of 18 Pages

Item 5.  Interest in Securities of the Issuer

          The information set forth in Item 4 herein is hereby incorporated by reference into this Item 5.

          (a) (i) Institutional Partners may be deemed the beneficial owner of 1,939,832 Preferred Shares (approximately 60.62% of the total number of Preferred Shares outstanding). This number consists of 1,939,832 Preferred Shares held for its account. Institutional Partners may also be deemed the beneficial owner of 2,015,485 Shares (approximately 3.21% of the total number of Shares outstanding assuming the conversion of the 1,939,832 Preferred Shares held for its account). This number consists of 2,015,485 Shares issuable upon the conversion of the 1,939,832 Preferred Shares held for its account.

              (ii) MHRM may be deemed the beneficial owner of 206,074 Preferred Shares (approximately 6.44% of the total number of Preferred Shares outstanding). This number consists of 206,074 Preferred Shares held for its account. MHRM may also be deemed the beneficial owner of 214,111 Shares
(approximately 0.35% of the total number of Shares outstanding assuming the conversion of the 206,074 Preferred Shares held for its account). This number consists of 214,111 Shares issuable upon the conversion of the 206,074 Preferred Shares held for its account.

              (iii) Capital Partners and Advisors may be deemed the beneficial owner of 288,180 Preferred Shares (approximately 9.01% of the total number of Preferred Shares outstanding). This number consists of 288,180 Preferred Shares held for the account of Capital Partners. Capital Partners and Advisors may also be deemed the beneficial owner of 299,419 Shares (approximately 0.49% of the total number of Shares outstanding assuming the conversion of the 288,180 Preferred Shares held for the account of Capital Partners). This number consists of 299,419 Shares issuable upon the conversion of the 288,180 Preferred Shares held for the account of Capital Partners.

              (iv) Institutional Advisors may be deemed the beneficial owner of 2,145,906 Preferred Shares (approximately 67.06% of the total number of Preferred Shares outstanding). This number consists of A) 1,939,832 Preferred Shares held for the account of Institutional Partners and B) 206,074 Preferred Shares held for the account of MHRM. Institutional Advisors may also be deemed the beneficial owner of 2,229,596 Shares (approximately 3.54% of the total number of Shares outstanding assuming the conversion of 1,939,832 Preferred Shares held for the account of Institutional Partners and 206,074 Preferred Shares held for the account of MHRM). This number consists of A) 2,015,485 Shares issuable upon the conversion of the 1,939,832 Preferred Shares held for the account of Institutional Partners and B) 214,111 Shares issuable upon the conversion of the 206,074 Preferred Shares held for the account of MHRM.

          (v) Dr. Rachesky may be deemed the beneficial owner of 2,434,086 Preferred Shares (approximately 76.07% of the total number of Preferred Shares outstanding). This number consists of A) 1,939,832 Preferred Shares held for the account of Institutional Partners, B) 206,074 Preferred Shares held for the account of MHRM, and C) 288,180 Preferred Shares held for the account of Capital Partners. Dr. Rachesky may also be deemed the beneficial owner of 2,529,015 Shares (approximately 3.99% of the total number of Shares outstanding assuming the conversion of the 1,939,832 Preferred Shares held for the account of Institutional Partners, 206,074 Preferred Shares held for the account of MHRM and the 288,180 Preferred Shares held for the account of Capital Partners). This number consists of A) 2,015,485 Shares issuable upon the conversion of the 1,939,832 Preferred Shares held for the account of Institutional Partners, B) 214,111 Shares issuable upon the conversion of the 206,074 Preferred Shares held for the account of

                                                             Page 11 of 18 Pages

MHRM, and C) 299,419 Shares issuable upon the conversion of the 288,180 Preferred Shares held for the account of Capital Partners.

          (b) (i) Institutional Partners may be deemed to have the sole power to direct the voting and disposition of the 1,939,832 Preferred Shares which may be deemed to be beneficially owned by Institutional Partners as described above. Institutional Partners may be deemed to have the sole power to direct the voting and disposition of the 2,015,485 Shares which may be deemed to be beneficially owned by Institutional Partners as described above.

              (ii) MHRM may be deemed to have the sole power to direct the voting and disposition of the 206,074 Preferred Shares which may be deemed to be beneficially owned by MHRM as described above. MHRM may be also deemed to have the sole power to direct the voting and disposition of the 214,111 Shares which may be deemed to be beneficially owned by MHRM as described above.

              (iii) Capital Partners and Advisors may be deemed to have the sole power to direct the voting and disposition of the 288,180 Preferred Shares which may be deemed to be beneficially owned by Capital Partners as described above. Capital Partners and Advisors may also be deemed to have the sole power to direct the voting and disposition of the 299,419 Shares which may be deemed to be beneficially owned by Capital Partners as described above.

              (iv) Institutional Advisors may be deemed to have the sole power to direct the voting and disposition of the 2,145,906 Preferred Shares which may be deemed to be beneficially owned by Institutional Advisors and MHRM as described above. Institutional Advisors may also be deemed to have the sole power to direct the voting and disposition of the 2,229,596 Shares which may be deemed to be beneficially owned by Institutional Advisors and MHRM as described above.

              (v) Dr. Rachesky may be deemed to have the sole power to direct the voting and disposition of the 2,434,086 Preferred Shares which may be deemed to be beneficially owned by Institutional Advisors, MHRM and Capital Partners as described above. Dr. Rachesky may also be deemed to have the sole power to direct the voting and disposition of the 2,529,015 Shares which may be deemed to be beneficially owned by Institutional Advisors, MHRM and Capital Partners as described above.

          (c) There have been no transactions effected with respect to the Shares since September 29, 2002 (60 days prior to the date herein) by any of the Reporting Persons.

          (d) (i) The partners of Institutional Partners and MHRM, including Institutional Advisors, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the accounts of Institutional Partners and MHRM, respectively, in accordance with their partnership interests in Institutional Partners and MHRM, respectively.

              (ii) The partners of Capital Partners, including Advisors, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of Capital Partners in accordance with their partnership interests in Capital Partners.

          (e) As of November 21, 2002 the Reporting Persons ceased to be the beneficial owner of more than five percent of the Shares.

                                                             Page 12 of 18 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        In a series of tranactions during calendar years 2000 and 2001, certain of the Reporting Persons and their affiliates purchased, and continue to hold, approximately $138,952,000 of the Issuer's 12% Senior Notes due 2009.

        Except as set forth below, the Reporting Persons do not have any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits

        The Exhibit Index is incorporated herein by reference.

                                                             Page 13 of 18 Pages

                          SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: November 27, 2002                   MHR INSTITUTIONAL PARTNERS LP

                                          By:  MHR Institutional Advisors, LLC,
                                               its General Partner

                                          By: /s/  Mark H. Rachesky, M.D.
                                          -----------------------------------
                                              Mark H. Rachesky, M.D.
                                              Managing Member

                                          MHRM PARTNERS LP

                                          By:  MHR Institutional Advisors LLC,
                                               its General Partner

                                          By:  /s/  Mark H. Rachesky, M.D.
                                               --------------------------------
                                               Mark H. Rachesky, M.D.
                                               Managing Member

                                          MHR CAPITAL PARTNERS LP

                                          By:  MHR Advisors LLC,
                                               its General Partner

                                          By:  /s/  Mark H. Rachesky, M.D.
                                               --------------------------------
                                               Mark H. Rachesky, M.D.
                                               Managing Member

                                          MHR INSTITUTIONAL ADVISORS LLC

                                          By: /s/  Mark H. Rachesky, M.D.
                                              ----------------------------------
                                              Mark H. Rachesky, M.D.
                                              Managing Member

                                          MHR ADVISORS LLC

                                          By: /s/  Mark H. Rachesky, M.D.
                                              ----------------------------------
                                              Mark H. Rachesky, M.D.
                                              Managing Member

                                          MARK H. RACHESKY, M.D.

                                          By: /s/  Mark H. Rachesky, M.D.
                                              ---------------------------------

                                                             Page 14 of 18 Pages

                                     ANNEX A

            Directors and Officers of MHR Institutional Advisors LLC


Name/Citizenship             Principal Occupation         Business Address
---------------------        --------------------         ----------------
Mark H. Rachesky, M.D.       Managing Member              40 West 57th Street,
(United States)                                           20th Floor
                                                          New York, NY 10019

Hal Goldstein                Vice President and           40 West 57th Street,
(United States)              Principal                    20th Floor
                                                          New York, NY 10019





         To the best of the Reporting Persons' knowledge:

                    (a)  None of the above persons hold any Shares.

                    (b)  None  of  the   above   persons   has  any   contracts,
                    arrangements, understandings or relationships with respect to the Shares. Item 6 is incorporated herein by reference.

                                                             Page 15 of 18 Pages


                                     ANNEX B

                   Directors and Officers of MHR Advisors LLC


Name/Citizenship              Principal Occupation         Business Address
----------------------        --------------------         ----------------
Mark H. Rachesky, M.D.        Managing Member              40 West 57th Street,
(United States)                                            20th Floor
                                                           New York, NY 10019

Hal Goldstein                 Vice President and           40 West 57th Street,
(United States)               Principal                    20th Floor
                                                           New York, NY 10019
       To the best of the Reporting Persons' knowledge:

            (a)  None of the above persons hold any Shares.

            (b)  None  of  the   above   persons   has  any   contracts,
            arrangements, understandings or relationships with respect to the Shares. Item 6 is incorporated herein by reference.

                                                             Page 16 of 18 Pages

                                    EXHIBIT INDEX
                                                                    Page No
                                                                    -------

A.      Joint  Filing  Agreement,  dated as of November  27,
        2002, by and between MHR Institutional Partners, LP,
        MHR  Capital  Partners  LP,  MHRM  Partners  LP, MHR
        Institutional  Advisors  LLC and  Mark H.  Rachesky,
        M.D.................................................           17

                                                             Page 17 of 18 Pages

                                    EXHIBIT A

                             JOINT FILING AGREEMENT

        The undersigned hereby agree that the Statement on Schedule 13D with respect to the Common Stock of Marvel Enterprises, Inc., dated as of November 27, 2002, is, and any amendments thereto (including amendments on Schedule 13G) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

Date: November 27, 2002                  MHR INSTITUTIONAL PARTNERS LP

                                         By:    MHR Institutional Advisors, LLC,
                                                its General Partner

                                         By:    /s/  Mark H. Rachesky, M.D.
                                                ----------------------------
                                                Mark H. Rachesky, M.D.
                                                Managing Member

                                         MHRM PARTNERS LP

                                         By:    MHR Institutional Advisors LLC,
                                                its General Partner

                                         By:    /s/  Mark H. Rachesky, M.D.
                                                ------------------------------
                                                Mark H. Rachesky, M.D.
                                                Managing Member

                                         MHR CAPITAL PARTNERS LP

                                         By:    MHR Advisors LLC,
                                                its General Partner

                                         By:    /s/  Mark H. Rachesky, M.D.
                                                -----------------------------
                                                Mark H. Rachesky, M.D.
                                                Managing Member

                                         MHR INSTITUTIONAL ADVISORS LLC

                                         By:    /s/  Mark H. Rachesky, M.D.
                                                -----------------------------
                                                Mark H. Rachesky, M.D.
                                                Managing Member

                                                             Page 18 of 18 Pages

                                          MHR ADVISORS LLC

                                         By:    /s/  Mark H. Rachesky, M.D.
                                                -----------------------------
                                                Mark H. Rachesky, M.D.
                                                Managing Member

                                         MARK H. RACHESKY, M.D.

                                         By:    /s/  Mark H. Rachesky, M.D.
                                                ------------------------------
                                                Mark H. Rachesky, M.D.
                                                Managing Member